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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D



                  Under the Securities Exchange Act of 1934*

                            Syntroleum Corporation
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                               (Name of Issuer)

                   Common stock, par value $ 0.01 per share
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                        (Title of Class of Securities)

                                  871630 10 9
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                                (CUSIP Number)

                                 Mark A. Agee
                            Syntroleum Corporation
                              1350 South Boulder
                                  Suite 1100
                          Tulsa, Oklahoma 74119-3295
                                (918) 592-7900
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                August 7, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 871630 10 9
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     (1)  Name of Reporting Person
          S.S. or I.R.S. Identification Nos. of Above Person

          Mark A. Agee
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     (2)  Check the Appropriate Box if a Member of a Group
                                                   (a)  [ ]
                                                   (b)  [X]

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     (3)  SEC Use Only

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     (4)  Source of Funds

          OO
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)
                                                        [ ]
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     (6)  Citizenship or Place of Organization

          United States of America
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Number of                (7)   Sole Voting Power          1,443,054
Shares Bene-                   ____________________________________
  ficially               (8)   Shared Voting Power                0
 Owned by                      ____________________________________
Each Report-             (9)   Sole Dispositive Power     1,443,054
 ing Person                    ____________________________________
   With                 (10)   Shared Dispositive Power           0
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     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

               1,443,054
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     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                        [ ]

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     (13) Percent of Class Represented by Amount in Row (11)
               5.4%
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     (14) Type of Reporting Person (See Instructions)   IN

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ITEM 1.   SECURITY AND ISSUER

          The class of securities to which this statement relates is common stock, par value $0.01 per share (the "Common Stock"), of Syntroleum Corporation, a Kansas corporation ("Syntroleum" or the "Company"). The address of the principal executive offices of the Company is 1350 South Boulder, Suite 1100, Tulsa, Oklahoma 74119-3295.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is filed by Mark A. Agee. The business address of Mr. Agee is 1350 South Boulder, Suite 1100, Tulsa, Oklahoma 74119-3295. Mr. Agee is a citizen of the United States of America, and his principal occupation and employment is President and Chief Operating Officer of Syntroleum. The Company is the developer and owner of a proprietary process designed to catalytically convert natural gas into synthetic liquid hydrocarbons ("gas to liquids" or "GTL"). The address of Syntroleum is 1350 South Boulder, Suite 1100, Tulsa, Oklahoma, 74119-3295. During the last five years, Mr. Agee has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          See Item 4, Purpose of Transaction, and Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

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ITEM 4.   PURPOSE OF TRANSACTION

          On August 7, 1998, Syntroleum Corporation, an Oklahoma corporation ("Old Syntroleum"), merged with and into the Company (the "Merger").
Thereafter, the Company changed its name to "Syntroleum Corporation." Pursuant to an Agreement and Plan of Merger dated as of March 30, 1998 by and between the Company and Old Syntroleum (the "Merger Agreement"), a copy of which has been filed as Exhibit A hereto and is incorporated herein by reference, and as described in the Company's Registration Statement on Form S-4 (Registration No. 333-50253), as amended (the "Registration Statement"), Mr. Agee acquired 1,384,062 shares of Common Stock, and his children (Dana Michelle Agee (age 10), David Jonathan Agee (age 16) and James Carl Agee (age 18)) acquired in the aggregate an additional 58,044 shares of Common Stock, in exchange for their shares of common stock, par value $0.001 per share, of Old Syntroleum (the "Old Syntroleum Common Stock"). In addition, the Company assumed, pursuant to the Merger Agreement, Mr. Agee's options to purchase shares of Old Syntroleum Common Stock granted under Old Syntroleum's 1993 Stock Option and Incentive Plan (the "Old Syntroleum Stock Option Plan"), a copy of which has been filed as Exhibit B hereto and is incorporated herein by reference, which options have been adjusted in accordance with the Merger Agreement so that they now constitute options to purchase 25,798 shares of Common Stock. Such options are exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant of the options by Old Syntroleum (February 9, 1998), at a purchase price of $18.44 per share and expire five years from such date of grant. Prior to the Merger, Mr. Agee also held 948 shares of Common Stock.

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          Mr. Agee will review on a continuous basis his investment in the
Common Stock and the Company's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Mr. Agee may in the future take such actions in respect of his investment in the Common Stock as he deems appropriate in light of the circumstances existing from time to time. Currently, these actions include continuing to hold the shares he now beneficially owns or disposing of shares. Such dispositions could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, as
amended (the "Securities Act"), in the open market.   Additionally, it is
possible that Mr. Agee could seek to acquire additional shares, although he has no current plans to do so, other than through employee benefit plans or arrangements with the Company. Any acquisition of shares could be effected in the open market, in privately negotiated transactions, or otherwise. Shares may be transferred from time to time to entities or trusts controlled by Mr. Agee and to family members, and shares may be pledged as security for margin loans. Any sales, purchases or transfers or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, Mr. Agee may take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, his obligations, cash and financial resources and needs, his investment goals and other business opportunities available to him, developments with respect to his business, general economic conditions, the market price for shares of Common Stock and stock market conditions.

          Except as set forth in Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, Mr. Agee has no present plans or proposals

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which relate to or would result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Mr. Agee may be deemed to be the beneficial owner of an aggregate of 1,443,054 shares of Common Stock (approximately 5.4% of the approximately 26,900,000 shares outstanding, determined by reference to the approximately 26,900,000 shares of Common Stock outstanding following the Merger reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 1998). Mr. Agee has the sole power to vote and dispose of shares of Common Stock directly beneficially owned by him. Mr. Agee is the custodian of the 58,044 shares of Common Stock owned by his children and as such has the sole power to vote and dispose of such shares. As a result, Mr. Agee may be deemed to be the beneficial owner of the shares of Common Stock owned by his children; however, Mr. Agee disclaims the beneficial ownership of the Common Stock owned by his children. See Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer for a discussion of Mr. Agee's options.

          Except as set forth in this Schedule 13D, to the best of his knowledge, Mr. Agee has not effected any transaction in Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as described in this statement or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Agee and any person with respect to any securities of the Company.

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          The Company was formed in December 1996.  Prior to the consummation of the Merger Agreement, the Company owned approximately 31% of the outstanding shares of Old Syntroleum Common Stock. On August 7, 1998, pursuant to the
Merger Agreement and as contemplated by the Registration Statement, Old Syntroleum merged with and into the Company, and each share of Old Syntroleum Common Stock was converted into 1.28990 shares of Common Stock.

          The current directors of the Company are Mr. Agee; Kenneth L. Agee (Mr. Agee's brother); Alvin R. Albe, Jr.; Frank M. Bumstead; P. Anthony Jacobs; Robert R. Rosene; James R. Seward; and J. Edward Sheridan. Pursuant to the Merger Agreement, the current directors, each of whom was a director of Old Syntroleum, replaced the former directors of the Company on August 7, 1998 (other than Mr. Seward and Mr. Jacobs who were directors of the Company prior to the Merger and continued as directors). Pursuant to the Merger Agreement, Old Syntroleum's officers replaced the officers of the Company.

          Pursuant to the Merger Agreement, the Company assumed all outstanding options to purchase Old Syntroleum Common Stock, as adjusted in accordance with the Merger Agreement. Options held by Mr. Agee entitle him to purchase 25,798 shares of Common Stock. Such options are exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant of the options by Old Syntroleum (February 9, 1998), at a purchase price of $18.44 per share and expire five years from such date of grant.

          The Company has adopted a shareholder rights plan, and each share of
Common Stock includes one preferred share purchase right (a "Right").   The
description and terms of the

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Rights are set forth in a Rights Agreement, as amended (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), a copy of which has been filed as Exhibit C hereto and is incorporated herein by reference. Generally, the Rights become exercisable ten days after a person or group acquires beneficial ownership of 25% or more of the outstanding Common Stock (an "Acquiring Person") or ten or more days after an announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 25% or more of the outstanding Common Stock (the "Distribution Date"). Each Right entitles a registered holder of a share of Common Stock to purchase from the Company one one-sixth of one hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), at a price of $125.00 per one one-hundredth of a Preferred Share, subject to adjustment. If any person or group becomes an Acquiring Person, and the Rights have not been exchanged or redeemed at the option of the Board of Directors, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. In connection with the Merger Agreement, the Rights Agreement was amended so that neither Kenneth L. Agee, nor Mark Agee, nor members of their immediate families, nor any of their affiliates or associates, individually or collectively, would be deemed to be Acquiring Persons.

          The foregoing are summaries of certain provisions of the Merger Agreement, the Old Syntroleum Stock Option Plan, and the Rights Agreement, copies of which have been filed as

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Exhibits A, B, and C, respectively, hereto and incorporated by reference herein;
and such summaries are qualified by, and subject to, the more complete information in the agreements.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          Exhibit A.   Agreement and Plan of Merger dated as of March 30, 1998
                       by and between the Company and Old Syntroleum
                       (Incorporated by reference to Appendix A to the Company's
                       Registration Statement on Form S-4 (Registration No. 333-
                       50253)).

          Exhibit B.   Old Syntroleum's 1993 Stock Option and Incentive Plan
                       (Incorporated by reference to Appendix E to the Company's
                       Registration Statement on Form S-4 (Registration No. 333-
                       50253)).

          Exhibit C-1. Rights Agreement dated as of January 31, 1997
                       (Incorporated by reference to Exhibit 4 to the Form 10/A of the Company filed with the Securities and Exchange Commission on December 24, 1996).

          Exhibit C-2. Amendment to Rights Agreement dated as of March 30, 1998
                       (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement or Form S-4 (Registration No. 333-50253)).

          Exhibit C-3. Amendment to Rights Agreement dated as of August 7, 1998
                       (Incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 1998).

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          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 14, 1998.



                                  /s/ Mark A. Agee
                                  -----------------------------
                                  Mark A. Agee

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